Joseph M. Rigby Chairman of the Board President Chief Executive Officer	701 Ninth Street, NW Washington, DC 20068 202-872-2219

August 16, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Andrew D. Mew

Re:	Pepco Holdings, Inc.
Atlantic City Electric Company (ACE)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File Nos. 001-31403 and 001-03559

Dear Mr. Mew:

This letter is submitted by Pepco Holdings, Inc. (“PHI” or the “Company”) and ACE in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 5, 2013, relating to the above-referenced Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by each of the above-referenced registrants.  The Staff’s letter comments on the Company’s and ACE’s response dated July 19, 2013 to the Staff’s original comment letter dated June 21, 2013.  For convenience of reference, the Staff’s comment in its August 5 letter is restated below in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8.  Financial Statements and Supplementary Data

Note 12.  Income Taxes

Reconciliation of Beginning and Ending Balances of Unrecognized Tax Benefits, page 190

1.
We note your response to comment 5 in our letter dated June 21, 2013.  Please explain in further detail the reasons for the reductions in tax positions related to property, plant and equipment in your response.  In your expanded response, please discuss what additional

United States Securities and Exchange Commission
August 16, 2013

information was obtained during the examination process, whether the information was available to and considered by you prior to December 31, 2012, and how you concluded that the change in your assessment represented a change in estimate versus an error. Refer to ASC 250.

Response:

The reduction of unrecognized tax benefits related to property, plant and equipment resulted from an agreement reached with the IRS in 2012 regarding deductible mixed service costs that, at the beginning of 2012, was an unresolved matter for tax years 2005 through 2011. Mixed service costs represent certain overhead costs that are capitalized for book accounting purposes, but may be deducted currently on a tax return.  The unrecognized tax benefits related to property, plant and equipment originated from PHI taking tax deductions for mixed service costs on its 2005 through 2010 tax returns, and expecting to take tax deductions on its 2011 tax return, in excess of the tax benefits recorded in its consolidated financial statements for 2005 through 2011.

ASC 740 provides that a tax benefit from an uncertain tax position may be recognized in the financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents.  In the case of a timing-related uncertainty difference, such as exists with PHI’s deductible mixed service costs, ASC 740-10-55-110 through 116 indicate that a timing-related uncertainty meets the recognition threshold because, ultimately, it will be deductible.  However, ASC 740 also requires that only the portion of a tax benefit that is greater than 50% likely to be realized upon settlement with the Internal Revenue Service (IRS) should be recorded.  Accordingly, PHI recorded uncertain tax positions related to mixed service costs for tax years 2005 through 2011 (to offset the benefit taken or expected to be taken on its tax returns) in the amount that it estimated it would not sustain upon IRS examination.

In September 2009, the IRS issued an Industry Director Directive (IDD), which provided guidance for determining deductible mixed service costs.  As part of the IRS Appeals process, which included the 2005 through 2008 tax periods, the IRS requested and PHI agreed to adopt a new tax method of accounting consistent with the IDD.  PHI presented its calculations in accordance with the IDD methodology to the IRS in November 2010.  After lengthy negotiations with the IRS that occurred as part of the examination process for the 2005 through 2008 tax years, the IRS agreed in March 2012 to a new tax deduction calculation methodology and a final calculation.  These negotiations culminated with the IRS providing PHI with Notices of Proposed Adjustment (NOPAs) relative to tax years 2005 through 2008 in March 2012 that PHI signed on March 30, 2012.

In consideration of the signed NOPAs, as of March 31, 2012, the mixed service cost tax positions recorded by PHI representing timing-related uncertainties for the 2005 through 2008 period were reclassified from uncertain tax positions to effectively settled tax positions in accordance with ASC 740-10-25-10, and the tax positions related to the 2009 through 2011

United States Securities and Exchange Commission
August 16, 2013

period were remeasured taking into account the effective settlement of the 2005 through 2008 tax positions in accordance with ASC 740-10-25-14.  The related reduction in unrecognized tax benefits was appropriately reported in PHI’s tabular reconciliation of unrecognized tax benefits as a reduction for tax positions related to prior years.

ASC 740-10-25-10 provides that, in determining when a position is effectively settled, the following conditions shall be evaluated:

a.	The taxing authority has completed its examination procedures including all appeals and administrative reviews that the taxing authority is required and expected to perform for the tax position.
b.	The entity does not intend to appeal or litigate any aspect of the tax position included in the completed examination.
c.
It is remote that the taxing authority would examine or reexamine any aspect of the tax position.  In making this assessment, management shall consider the taxing authority’s policy on reopening closed examinations and the specific facts and circumstances of the tax position.  Management shall presume the relevant taxing authority has full knowledge of all relevant information in making the assessment on whether the taxing authority would reopen a previously closed examination.

PHI believes that the NOPAs having been signed by both parties in the first quarter of 2012 reflect the completion of the IRS examination procedures on the issue, and PHI did not and does not intend to appeal or litigate this issue.  Since the mixed service costs deductions included in the NOPAs conformed to IRS guidance, PHI also concluded that the likelihood of the IRS reexamining the issue was and is remote. Based upon PHI’s evaluation of these conditions in accordance with ASC 740-10-25-10, the tax positions for the 2005 through 2008 period were accounted for as effectively settled tax positions in March 2012. The agreement with the IRS, as evidenced by the completed NOPAs, represented new information that changed management’s evaluation of whether or not the positions were effectively settled as of March 31, 2012 in accordance with ASC 740-10-25-10. Further, the tax positions related to the 2009 through 2011 period were remeasured taking into account the effective settlement of the 2005 through 2008 tax positions in accordance with ASC 740-10-25-14.

PHI properly accounted for this new information as a change in estimate in the period of the change, the three months ended March 31, 2012, in accordance with ASC 250-10-45-17.  The accounting entries recorded in March 2012 do not reflect an error in previously issued financial statements, as that term is defined in ASC 250-10-20, because these entries did not result from an oversight or misuse of facts that existed at prior reporting dates.

*        *       *        *

United States Securities and Exchange Commission
August 16, 2013

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2219, Ronald K. Clark, Vice President and Controller, at (202) 872-2249, or Jane K. Storero, Vice President – Corporate Governance and Secretary, at (202) 872-3487.

Sincerely,

/s/ JOSEPH M. RIGBY
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer of PHI and Chairman of ACE

cc:           Jason Niethamer
Jarrett Torno